EXHIBIT 99.1

Innate Pharma Reports Third Quarter 2024 Business Update And Financial Results

Marseille, France, November 13, 2024, 7:00 A.M. CET

•Jonathan Dickinson appointed Chief Executive Officer and Chairman of the Executive Board
•Encouraging initial FDA feedback received on lacutamab regulatory pathway
•Lacutamab health-related quality of life and translational data to be presented at the upcoming ASH Annual Meeting
•IPH4502, a Nectin-4 ADC received FDA clearance of the IND to be developed in solid tumors
•Preclinical data for proprietary tetra-specific NK cell engager IPH6501 and novel ADC IPH4502 presented at SITC
•Cash position of €96.4 million1 as of September 30, 2024, anticipated cash runway to end of 2025
•Conference call to be held today at 2:00 p.m. CET / 8:00 a.m. ET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its business update and financial results for the first nine months of 2024.

"I’m honored to join Innate Pharma at such a pivotal moment in its evolution,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “We achieved notable regulatory milestones during the quarter including encouraging initial feedback from the FDA for lacutamab’s development plans and the IND approval for IPH4502, our nectin-4 ADC, which paves the way for its entry into clinical development. With presentations at ASH and SITC showcasing the depth of our translational science and patient-centered data, we are well-positioned to advance our mission of bringing transformative treatments to patients. Our cash position, with runway to the end of 2025, allows us to continue driving forward, and I am excited to lead the Company into its next phase of growth."

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Webcast and conference call will be held today at 2:00pm CET (8:00am ET)

The live webcast will be available at the following link: https://events.q4inc.com/attendee/381945831

Participants may also join via telephone using the following registration link: https://registrations.events/direct/Q4I280043

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

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Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):

Cutaneous T Cell Lymphoma

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial evaluating lacutamab in patients with Sézary syndrome and mycosis fungoides.

•During the financial quarter ending September 30, 2024, the FDA provided encouraging initial feedback on the Company’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome, and the Company continues to align with the FDA around the confirmatory Phase 3 trial.
•Results from the study in Sézary syndrome and mycosis fungoides were presented at the American Society of Hematology (ASH) 2023 Annual Meeting and the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting respectively.
•Quality of life data and translational analysis from the TELLOMAK trial in patients with relapsed/refractory cutaneous T-cell lymphoma will be presented at the ASH Annual Meeting 2024.
1 Including short term investments (€14.0 million) and non-current financial instruments (€10.3 million).

Peripheral T Cell lymphoma (PTCL)

The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized controlled trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine and oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing and continues to recruit patients.

ANKET® (Antibody-based NK cell Engager Therapeutics):

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes five drug candidates that have merged from the ANKET® platform: SAR443579/IPH6101 (SAR’579; trifunctional anti-CD123 NKp46xCD16 NKCE), SAR445514/IPH6401 (SAR’514 trifunctional anti-BCMA NKp46xCD16 NKCE), IPH62 (anti-B7-H3), IPH67 (target undisclosed, solid tumors) and tetra-specific IPH6501 (anti-CD20 with IL-2v). Several other undisclosed proprietary preclinical targets are being explored.

IPH6501 (proprietary)

IPH6501 is Innate’s proprietary tetra-specific second-generation ANKET® targeting CD20 with an IL-2v. The Phase 1/2 clinical trial evaluating IPH6501 in B cell Non-Hodgkin’s lymphoma (B-NHL) is ongoing and enrolling patients.

•Preclinical data supporting the evaluation of IPH6501 in relapsed or refractory B-NHL subtypes and post-CAR-T therapy were presented at the Society for Immunotherapy of Cancer (SITC) 2024 Annual Meeting.

SAR’579/IPH6101, SAR’514/IPH6401, IPH62 and IPH67 (partnered with Sanofi)

SAR’579/IPH6101

The Phase 1/2 clinical trial by Sanofi is progressing well, evaluating SAR’579 / IPH6101, a trifunctional anti-CD123 NKp46xCD16 NK-cell engager and ANKET® platform lead asset, in patients with relapsed or refractory acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

SAR’514/IPH6401

The Sanofi led Phase 1/2 clinical trial with SAR’514 / IPH6401, a trifunctional anti-BCMA Nkp46xCD16 NK-cell engager, in patients with Relapsed/Refractory Multiple Myeloma and Relapsed/Refractory Light-chain Amyloidosis is ongoing.

IPH62, IPH67 and option

•IPH62 is a NK-cell engager program targeting B7-H3 under development from Innate’s ANKET® platform. Following a research collaboration period and upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
•During the third quarter of 2024, Sanofi terminated the IPH67 license during the research collaboration period. As a consequence, Innate plans to regain the full rights to IPH67, an NK-cell engager program in solid tumors from Innate’s ANKET® platform. The rest of the 2022 research collaboration and license agreement remains unchanged.
•Sanofi still retains the option of one additional ANKET® target under the terms of the 2022 research collaboration and license agreement.

Antibody Drug Conjugates:

Innate is leveraging its antibody engineering capabilities and is also exploring Antibody Drug Conjugates (ADC) formats.

IPH4502 (Nectin-4 ADC):

IPH4502 is Innate’s novel and differentiated topoisomerase I inhibitor ADC targeting Nectin-4.

•In September, the U.S Food and Drug Administration (FDA) cleared Innate’s investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502 in Nectin-4 expressing solid tumor indications. Innate expects to initiate the Phase 1 study by Q1 2025.
oThe Phase 1, open-label, multi-center study, will include a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric and colorectal cancers.
•Preclinical data of IPH4502 in Nectin-4 expressing tumors were presented at the SITC 2024 Annual Meeting.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca :

The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing. This follows the Independent Data Monitoring Committee recommendation for the continuation of the Phase 3 PACIFIC-9 trial based on a pre-planned analysis.

IPH5201 (anti-CD39), partnered with AstraZeneca:

The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing and recruitment is on track. Following a pre-planned interim analysis, the MATISSE Phase 2 trial continues according to plans.

IPH5301 (anti-CD73):

The investigator-sponsored CHANCES Phase 1 trial of IPH5301 by Institut Paoli-Calmettes is ongoing.

Corporate update

•The Supervisory Board appointed Jonathan Dickinson as the Company’s new Chief Executive Officer (CEO) and Chairman of the Executive Board, effective November 1, 2024. Jonathan Dickinson succeeds Hervé Brailly, co-founder of the Company, who was interim CEO, during the search process.
Jonathan Dickinson most recently served as Executive Vice President and General Manager, Europe at Incyte, a role he held since 2016. Prior to Incyte, he gained significant leadership experience through several senior positions at ARIAD Pharmaceuticals, a US oncology focused biotechnology company and Bristol-Myers Squibb. This followed a distinguished 13-year tenure at Hoffmann-La Roche, where he was instrumental in driving the success of several of the company’s flagship oncology therapies. Mr. Dickinson began his career at Novartis, holding roles of increasing responsibility within the oncology and endocrinology divisions. He holds a Bachelor of Science degree in Genetics and a Master of Business Administration from the University of Nottingham.
•The ATM program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”) is still in place. As of September 30, 2024, no sales have been made under the program.

Financial Results

Cash, cash equivalents and financial assets of the Company amounted to €96.4 million as of September 30, 2024. At the same date, financial liabilities amounted to €33.2 million.

Revenues for the first nine months of 2024 amounted to €10.2 million (€36.5 million for the same period in 2023). For the nine-month period, ended September 30, 2024, revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88

Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu